

KBRA KROLL BOND RATING AGENCY

September 2, 2015

Via EDGAR Online

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Revised Annual Certification of Kroll Bond Rating Agency, Inc.

Dear Mr. Fields:

Enclosed herewith is the revised annual certification of Kroll Bond Rating Agency, Inc. ("KBRA"), which is furnished pursuant to Section 15E(b)(2) of the Securities Exchange Act of 1934, as amended.

In accordance with the instructions to Form NRSRO for annual certifications:

- Exhibit 1:
    - Updated to include an explanation of SRS default ratings and corrections to the descriptions for some transition tables.
    - Transition tables updated to include dates for the information provided.
- Exhibit 4: Includes the KBRA Organizational Chart.
- KBRA's 2014 Annual Compliance Report: Updated to include information on KBRA Credit Rating file reviews.

Please note that a request for confidential treatment of the KBRA Annual Compliance Report is requested.

If you have any questions, please call me at 646.731.2470, or email me at agordon@kbra.com.

Sincerely,

Alicia Gordon
Compliance Director

Enclosures

cc: Thomas J. Butler
Diane Audino
Murray Markowitz
Angela Y. Liang
Jules Kroll
James Nadler
Ajay Junnarkar

<u>List of Material Changes</u>

Item	Material Changes since Prior Certification
Exhibit 1	Exhibit 1 has been updated to reflect new data regarding transitions and defaults.
Exhibit 4	Exhibit 4 has been updated to include more detailed information on KBRA's organizational structure.

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